Peter Seligson To Call Writer Directly: +1 212 446 4756 peter.seligson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

VIA EDGAR	March 15, 2022

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stacey K. Peikin

Lilyanna Peyser

Tony Watson

Adam Phippen

Re:	Vector Holding, LLC

Registration Statement on Form S-4

Filed January 18, 2022

File No. 333-262203

Ladies and Gentlemen:

On behalf of our client, Vector Holding, LLC (the “Registrant”), we set forth below the Registrant’s response to the letter, dated February 17, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-4 filed by the Registrant on January 18, 2022 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is confidentially submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich Paris Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission March 15, 2022 Page 2

Form S-4 filed January 18, 2022

Market and Industry Data, page 10

1.	Staff’s comment: We note your statements that “there can be no assurance as to the accuracy or completeness of such information” and “neither Getty Images nor CCNB has independently verified the information and cannot guarantee the accuracy and completeness of such information.” Under the federal securities laws, you are responsible for all information contained within your registration statement and should not include language that suggests otherwise. Please delete these statements.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Amendment.

2.	Staffs comment: Please tell us whether you commissioned any of the market and industry data used in this filing. If applicable, file the consents of such parties as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Rule 436 and Section 7 of the Securities Act. In this regard, we note your disclosure on page 19 regarding data from InsightSlice, PubMatic, The World Federation of Advertisers, and Kauman Index.

Response: The Registrant respectfully advises the Staff that none of the third-party data was commissioned by us for use in connection with the Registration Statement. Accordingly, we are not required to file any consents pursuant to Rule 436 of the Securities Act.

Summary of the Proxy Statement/Prospectus, page 13

3.	Staffs comment: We note your presentation of FY 21E Gross Margin here and on page 223. We also note your disclosure on page F-63 that cost of revenue excludes depreciation and amortization associated with creating or buying content. To the extent the gross margin estimates are not computed with a fully-burdened cost of revenues, these margins are non-GAAP measures. Please tell us whether these estimates are non-GAAP measures and your basis for such conclusion. To the extent they are non-GAAP measures, please disclose in equal or greater prominence a fully burdened gross margin prepared in accordance with GAAP. Additionally, when reconciling to these non-GAAP measures, please reconcile from a fully-burdened gross profit. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure to remove the reference to Gross Margin on pages 13 and 236 of the Amendment.

Securities and Exchange Commission March 15, 2022 Page 3

CCNB Board’s Reasons for the Approval of the Business Combination, page 17

4.	Staffs comment: We note the discussion of management’s due diligence activities on page 18. Please revise the fifth bullet to provide more detail on your evaluation of NFT monetization opportunities.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 166 of the Amendment.

Interests of CCNB’s Directors and Officers and Others in the Business Combination, page 29

5.	Staff comment: Revise the penultimate bullet on page 31 to disclose the amount of reimbursable out of pocket expenses that have been incurred by the sponsor.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32, 54, 95 and 152 of the Amendment.

6.	Staff comment: Please revise to include a bullet that discloses, upon completion of the business combination, the ownership of New CCNB by the related persons. Please quantify the related persons equity position and its relative value in terms of the overall transaction. To the extent quantifiable, please include the related persons rate of return on their initial investment in CCNB. Please include similar disclosure elsewhere as appropriate.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31, 53, 93 and 150 of the Amendment.

The Registrant respectfully advises the Staff that it is not practicable to quantify the related persons’ rate of return because, amongst other things, the timing (including as a result of the twelve-month lockup applicable to the founder shares) and price at which the related persons sell the Registrant’s securities is uncertain, both of which would have a material impact on the applicable rate of return. In addition, the Sponsor and the Independent Directors may be required to forfeit shares in connection with the Business Combination, and the total number of shares that may be required to forfeit will not be known until the earlier of ten years post-closing, and the date on which the applicable vesting event is satisfied. Any such forfeitures of shares would also have a material impact on the related persons’ rate of return.

Securities and Exchange Commission March 15, 2022 Page 4

7.	Staff comment: Please tell us, with a view toward disclosure, whether your sponsor, officers and directors have any fiduciary or contractual obligations to other entities and, if so, how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 33, 56 and 153 of the Amendment.

Questions and Answers About the Proposals for Shareholders
What consideration will be received in connection with the Business Combination?, page 46

8.	Staff comment: Please revise the answer to clarify the relative value of the various types of consideration discussed in this answer. In addition, please discuss the Earn-out Shares in greater detail, including the number of shares to be issued to the various recipients and the applicable vesting triggers.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 50 and 51 of the Amendment.

The Registrant respectfully advises the Staff that it is not practicable to quantify the relative value of the Earn-Out Shares, given that the total number of Earn-Out Shares that will be issued to the Getty Images Stockholders will not be known until the earlier of ten years post-closing, and the date on which the applicable triggering event is satisfied.

What equity stake will the current shareholders of CCNB, Multiply Group and the current shareholders of Getty Images hold in Getty Images…, page 47

9.	Staff comment: Please revise to also include the Sponsor’s percentage ownership including the “2,570,000 shares of New CCNB Series B-1 Common Stock and 2,570,000 shares of New CCNB Series B-2 Common Stock subject to certain vesting restrictions pursuant to the Sponsor Side Letter, any shares to be issued to the Sponsor in connection with the PIPE Investment and NBOKS in connection with the Backstop Agreement,” and the Getty Family Stockholders’ percentage ownership including “shares purchased in connection with the PIPE Investment. In addition, we note that you provide the percentage ownership for CCNB’s public shareholders and the Sponsor in the event that all of the New CCNB Warrants are exercised; please also provide the percentage ownerships of the other stockholder groups in such case. Finally, clarify whether and how the earn-out shares are considered in the percentage ownerships identified in this Q&A.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51 and 52 of the Amendment.

Securities and Exchange Commission March 15, 2022 Page 5

The Registrant respectfully advises the Staff that the total number of Earn-Out Shares that will be issued to the Getty Images Stockholders will not be known until the earlier of ten years post-closing, and the date on which the applicable triggering event is satisfied.

Sponsor Group Ownership of New CCNB Following the Business Combination, page 49

10.	Staff comment: Please revise footnotes 1 and 3 to the table to include the total value of the excluded shares identified in each footnote. Also clarify whether and how the earn-out shares are considered in this table.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32, 54, 94 and 151 of the Amendment.

The Registrant respectfully advises the Staff that the Sponsor will not receive any Earn-Out Shares following the consummation of the Business Combination, and thus, the Earn-Out Shares are not considered in this table.

What happens if a substantial number. . . ., page 53

11.	Staff comment: Please revise to disclose the potential impact of redemptions on the per share value of the shares held by non-redeeming shareholders. In addition, we note that (i) the second row of the first table excludes New CCNB Series B-1 Common Stock and New CCNB Series B-2 Common Stock, the shares to be issued to the Sponsor in connection with the Pipe Investment and the shares to be issued to NBOKS in connection with the Backstop Agreement, (ii) the last row of the first table excludes New CCNB Warrants, and (iii) the first row of the second table excludes New CCNB Warrants issuable upon conversion of the Working Capital Loans; please provide additional disclosure regarding the redemption scenarios that includes such excluded shares, or tell us why such disclosure is not material.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 58, 59, 109 and 110 of the Amendment accordingly.

Securities and Exchange Commission March 15, 2022 Page 6

Can the Sponsor and the Independent Directors redeem their Founder Shares. . . ., page 61

12.	Staff comment: We note that the “Sponsor, the Founder Holders and certain of CCNB’s directors and/or officers…have agreed, for no additional consideration, to waive their redemption rights with respect to their Founder Shares and any public shares they may hold in connection with the business combination.” (emphasis added). Please describe any consideration provided in exchange for these agreements, if any.

Response: The Registrant respectfully advises the Staff that the Sponsor, the Founder Holders and certain of CCNB’s directors and/or officers were provided no consideration in exchange for executing the letter agreements with CCNB.

Risk Factors
Risks Related to COVID-19 Pandemic and Global Economic Conditions, page 64

13.	Staff comment: Please revise, to the extent possible, to quantify the negative impacts COVID-19 has had on the Getty Images business and operations. Please include enough detail so that shareholders can appreciate the discussed risk. Similarly, revise page 241 to quantify the impacts of COVID on your business for the periods presented.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 70 and 71 of the Amendment.

Expansion of our operations into new products, services and technologies…, page 68

14.	Staff comment: Please expand your discussion to disclose the extent your operations have expanded to the additional products and services mentioned in this risk factor, including non-fungible tokens, artificial intelligence, and machine learning so that shareholders can appreciate the discussed risk.

Response: The Registrant respectfully acknowledges the Staff’s comment has revised the disclosure on page 74 of the Amendment.

Securities and Exchange Commission March 15, 2022 Page 7

Unless we increase customer and supplier awareness…, page 71

15.	Staff comment: We note the heading of this risk states that “our revenue may not continue to grow;” however, we note that your revenue decreased between 2020 and 2021. Please revise this heading to more clearly disclose the risk.

Response: The Registrant respectfully advises the Staff that the accompanying consolidated statements of operations of Griffey Global Holdings, Inc. show an increase in revenue between 2020 and 2021 from $815.4 million to $918.7 million.

Risks Related to the Business Combination and CCNB, page 147
Our Existing Warrant Agreement…., page 91

16.	Staff comment: We note your discussion of the exclusive forum provision in the Existing Warrant Agreement and its applicability to claims under the Exchange Act and Securities Act, however the Existing Warrant Agreement does not appear to contain such a provision. Please revise your risk factor disclosure, the disclosure in Description of New CCNB Securities and/or warrant agreement as necessary.

Response: The Registrant respectfully acknowledges the Staff’s comment and has removed the disclosure on page 98 of the Amendment.

The New CCNB Post-Closing Certificate of Incorporation will designate the Court of Chancery of the State of Delaware…, page 108

17.	Staff comment: We note that the forum selection provision in the New CCNB Post-Closing Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please revise to clarify that fact and ensure that the exclusive forum provision in the governing documents states this clearly. In addition, please revise here to disclose whether this exclusive forum provision applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also revise the Exclusive Forum Provision section on page 286 accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure in the CCNB Notice of Extraordinary General Meeting and on pages 114, 115, 298 and 299 of the Amendment.

Securities and Exchange Commission March 15, 2022 Page 8

The Registrant respectfully advises the Staff that no revisions have been made to the governing documents, but disclosure has been included in the CCNB Notice of Extraordinary General Meeting to inform investors that the choice of forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Shareholder Proposal 2: The Business Combination Proposal, page 125

18.	Staff comment: We note that your charter waived the corporate opportunities doctrine. Here and in other appropriate places, please address this potential conflict of interest, whether it impacted your search for an acquisition target, and how it impacted your board’s determination to recommend the business combination for shareholder approval.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 33, 56 and 153 of the Amendment.

Background of the Business Combination, page 147

19.	Staff comment: Please discuss in detail any negotiations related to the Sponsor or CCNB public shareholders’ equity position in the post-combination company.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 158 and 159 of the Amendment.

20.	Staff comment: Explain the Board’s consideration of the other potential targets. We note in the last paragraph on page 47 that “CCNB evaluated numerous potential transaction counterparties in addition to Getty Images, and engaged in varying levels of discussions, negotiation and due diligence with respect to those companies…” and that “Of the potential transaction counterparties, CCNB entered into confidentiality agreements with 36 potential targets…including submissions of non-binding indications of interest with respect to approximately 11 of these potential acquisition targets.”

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 155 and 156 of the Amendment.

Securities and Exchange Commission March 15, 2022 Page 9

21.	Staff comment: Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred in order to establish the core terms of the business combination. In this regard, we note that on September 17, 2021, the parties agreed on an updated transaction valuation of $4.8 billion. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulted in this agreement, considering the valuation of $4.4 - $4.5 billion on September 1, 2021

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 158 and 159 of the Amendment.

22.	Staff comment: We note on page 153 that Credit Suisse was engaged as a co-placement agent for third-party PIPE investments. Expand the discussion to disclose that Credit Suisse was an underwriter in CCNB’s initial public offering and disclose the amount of fees paid or payable to Credit Suisse in connection with its being co-placement agent for the PIPE investments

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 154 and 161 of the Amendment. The Registrant respectfully advises the Staff that Credit Suisse will not receive a placement fee related to the PIPE financing.

Certain Getty Images Projected Financial Information, page 164

23.	Staff comment: Expand the discussion to describe any material differences between the Getty Images Internal Forecasts provided to management and the Getty Images Forecasted Financial Information included in this section

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 173 and 174 of the Amendment.

Securities and Exchange Commission March 15, 2022 Page 10

24.	Staff comment: Expand the disclosure to describe the material assumptions regarding revenue growth, or tell us why this is unnecessary.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 175 and 176 of the Amendment.

Material U.S. Federal Income Tax Consequences of the Domestication Merger..., page 174

25.	Staff comment: Please provide a tax opinion covering the material federal tax consequences of the transaction, or tell us why you do not believe you are required to do so. In this regard, we note that apparent complexity of and uncertainties associated with the tax consequences described in this section. Please refer to Section III of Staff Legal Bulletin No. 19.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Amendment and has added the tax opinion of Kirkland & Ellis LLP as Exhibit 8.1. The Registrant has included as Exhibit 8.2 a form of the tax opinion of Weil, Gotshal & Manges LLP and respectfully advises the Staff that the tax opinion of Weil, Gotshal & Manges LLP will be filed as Exhibit 8.2 in a future amendment to the Registration Statement.

Information about CCNB
Significant Activities Since Inception, page 205

26.	Staff comment: Revise to disclose the components of the units issued on August 4, 2020, including the material terms of the public warrants and the private placement warrants.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 217 and 218 of the Amendment.

Securities and Exchange Commission March 15, 2022 Page 11

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Getty Images
Results of Operations, page 245

27.	Staff comment: We note you describe multiple factors that contributed to the change in Creative and Editorial revenues. Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each factor should be described in quantified terms, to the extent possible. Also, please describe the underlying reasons for the changes in unrealized foreign exchange gains (losses). Refer to Item 303(b) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 258 and 259 of the Amendment.

Non-GAAP Financial Measures, page 250

28.	Staff comment: We note your presentation of Adjusted EBITDA Margin here and on page 232 as well as Estimated Adjusted EBITDA Margin on pages 13 and 223. For historical margins and estimated margins, please also present net income (loss) as a percentage of revenue which is the most directly comparable GAAP measure. For estimated margins, please provide a quantitative reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 13, 236, 245 and 260 of the Amendment.

Critical Accounting Policies, page 254

29.	Staff comment: Please tell us your consideration of including your goodwill impairment testing as a critical accounting policy.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 266 of the Amendment.

Securities and Exchange Commission March 15, 2022 Page 12

Index to Financial Statements, page F-1

30.	Staff comment: Please tell us your consideration of providing Vector Holding, LLC’s financial statements.

Response: The Registrant respectfully advises the Staff that the inclusion of the Registrant’s financial statements would require a burdensome undertaking by the Registrant and CCNB to prepare financials that would be immaterial to investors, given that the Registrant is a newly formed company with no assets.

General

31.	Staff comment: Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of a business combination. Include the current value of securities held, loans extended, fees due, and out of pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32, 33, 54, 55, 94, 95, 151 and 152 of the Amendment, to disclose the administrative services fee per month due to the Sponsor and the out-of-pocket expenses for which the Sponsor is awaiting reimbursement.

The Registrant respectfully directs the Staff to the disclosure on pages 31, 32 and 33, regarding the current value of securities held by the Sponsor and its affiliates and loans extended by the Sponsor.

The Registrant respectfully advises the Staff that no similar disclosure is material for CCNB’s officers and directors.

32.	Staff comment: Please define “Rollover Options.”

Response: The Registrant respectfully acknowledges the Staff’s comment and has included a definition for “Rollover Options” on page 8 of the Amendment accordingly.

Securities and Exchange Commission March 15, 2022 Page 13

33.	Staff comment: We note that the Series B-1 Common Stock and Series B-2 Common Stock are non-voting series of stock. As applicable, please:

•	describe the different authorized classes of common stock in the prospectus summary, risk factors and description of securities sections;

•	describe the securities being offered on the prospectus cover page;

•	explain the nature of the disparate voting rights, including the number of votes per share to which each class of common stock is entitled, on the prospectus cover page and in the prospectus summary, risk factors and description of securities sections;

•	describe those circumstances in which holders of non-voting stock would be entitled to vote on particular matters under your constituent documents or applicable law, the number of votes to which they would be entitled, the number of votes required for approval of such matters, and whether classes would vote separately or together as a combined class;

•	describe circumstances or events in which the conversion of no-vote shares is mandatory or optional, and any resulting impact on all shareholders, including dilution;

•	discuss whether the multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity; and

•	include any relevant risk factor disclosure.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 34, 51, 106, 108, 115 and 291 of the Amendment.

34.	Staff comment: With a view toward disclosure, please tell us whether you anticipate qualifying as a “controlled company” after the business combination.

Response: The Registrant respectfully advises the Staff that at this time, the Registrant does not anticipate qualifying as a “controlled company” after the business combination.

35.	Staff comment: Please provide disclosure pursuant to Item 403 of Regulation S-K regarding Getty Images, or tell us why you do not believe you are required to do so.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 307, 308 and 309 of the Amendment.

Securities and Exchange Commission March 15, 2022 Page 14

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com).

Sincerely,

/s/ Peter Seligson
Peter Seligson

VIA EDGAR

cc:	Chinh E. Chu Vector Holding, LLC Craig Peters Getty Images, Inc. James R. Griffin Kyle C. Krpata Weil, Gotshal & Manges LLP